BY HAND AND BY EDGAR

June 29, 2009

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C.  20549

Re:	Aircastle Limited
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
File No. 1-32959

Dear Ms. Blye:

Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated June 19, 2009 (the “Comment Letter”) in relation to the Company’s above-referenced Form 10-K.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated the Comments in this letter.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

1.
We note the disclosure on pages 26, 28, 48 and elsewhere in your Form 10-K that you lease aircraft to customers in Latin America, the Middle East, and Africa, regions that are generally understood to include Cuba, Iran, Sudan and Syria.  In addition, we note from the websites of your two largest customers that Martinair provides flights to and from Cuba, Iran and Sudan, and Emirates provides flights to and from Iran, Sudan, and Syria.

Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.  Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through distributors, customers, or other direct or indirect arrangements.  In this regard, address whether Martinair, Emirates or other airlines use aircraft leased or purchased from you to service Cuba, Iran, Sudan or Syria.  Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

The Company takes very seriously its obligation to comply with applicable laws and regulations and has designed its “know your customer” procedures and the covenants it imposes on its customers in its aircraft operating lease agreements in order to comply with applicable laws and regulations, including U.S. economic sanctions and export controls.

The Company has no direct contacts, either past, current or anticipated, with the referenced countries.  We have not directly provided any products, components, equipment, technology or services to customers or distributors in those countries, and have no agreements, commercial arrangements or other contracts with the governments of those countries or, to our knowledge, entities controlled by those governments.

Aside from leasing commercial jet aircraft, we do not provide products, components, equipment, technology or services to any third parties not affiliated with the Company.  Therefore, with respect to indirect contacts with the referenced countries, we believe that such contacts would be limited to operation by an airline of aircraft leased from the Company or its affiliates on routes to or from such countries.

Among other regulations, we comply with U.S. sanctions administered by the Treasury Department’s Office of Foreign Asset Control (“OFAC”) and export restrictions imposed by the Commerce Department’s Bureau of Industry and Security (“BIS”), either or both of which preclude us from leasing our aircraft to entities in the referenced countries and/or persons or entities from those countries on the OFAC Specially Designated Nationals List.  In order to ensure compliance with those and other applicable regulations, we follow a “know your customer” procedure as part of our legal due diligence before entering into contracts with new customers.  In addition, in order to ensure that our aircraft are operated by our customers in compliance with applicable regulations, all of our aircraft lease contracts (except for two leases with a European airline which, to our knowledge, operates our aircraft only within Europe) contain provisions prohibiting the operation of our aircraft in violation of applicable law, which includes OFAC sanctions and, in the case of any aircraft manufactured in the U.S. or containing certain components originating in the U.S., BIS export restrictions.  Furthermore, our lease contracts generally impose an obligation on the customer to notify us in the event that it breaches any provision of the lease, including the prohibition on operation in violation of applicable law, and we have not received any such notice and we are not otherwise aware of any such breach.

All of our aircraft leased to Martinair and Emirates were manufactured in the U.S. and are therefore subject to BIS export restrictions.  BIS export restrictions and the terms of the lease agreements prohibit these aircraft from being flown to or from Iran, and to our knowledge none of our aircraft, including those leased to Martinair and Emirates, have operated there.   In the case of Cuba, Sudan and Syria, our special counsel for export control compliance has advised us that operation of these aircraft is permitted to these countries, so long as the aircraft are operated in accordance with the temporary sojourn requirements of BIS License Exception AVS.  In addition, in accordance with OFAC sanctions, we do not lease aircraft to customers where the purpose of the lease is the operation of our aircraft to those countries.  In the cases of Martinair and Emirates, for example, the Company leases freighter aircraft to those airlines.  Operation to the referenced countries is not the purpose of those leases, and in fact the websites of Martinair Cargo and Emirates Sky Cargo, the specific divisions of those airlines that operate the Company’s aircraft, indicate that neither company currently operates scheduled freighter service to any of the referenced countries.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 203-504-1025 should you require further information or have any questions.

Very truly yours,

/s/ David R. Walton

David R. Walton
Chief Operating Officer and General Counsel
Aircastle Limited